May 4, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Form 8-K dated May 4, 2018 of Surge Holdings, Inc. and are in agreement with the statements contained in item 4.01 therein pertains to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Paritz & Company, P.A.

Hackensack, New Jersey